Confidential Treatment

Requested by JPMorgan Chase & Co.

July 1, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 28, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011 filed May 6, 2011

File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter, dated June 15, 2011, to Douglas L. Braunstein, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 1

Recent Events Affecting the Firm, page 1

1.

We note your disclosure, here as well as other locations in your filing, regarding the impact of the Dodd-Frank Act and in particular the “Volcker Rule”. We also note your disclosure that principal transactions revenue consists of private equity gains and losses, realized and unrealized gains and losses from trading activities (including physical commodities inventories that are generally accounted for at the lower of cost or fair value), changes in fair value associated with financial instruments held by IB for which the fair value option was elected, and loans held-for-sale within the wholesale lines of business. Further, it appears there may be similar activities reported in other line items and segments. It is not clear how much of this revenue was generated from your proprietary trading business, hedge fund activity, and private equity funds that would be affected by the Volcker Rule. We believe that a separate discussion of your proprietary trading, hedge fund and private equity fund sponsorship and investing activities, including quantification of

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revenues from such activities, will provide readers with useful information regarding the significance of these activities on your historical financial statements and the impact that the Volcker rule and its limitations on certain activities is expected to have on your business going forward. Accordingly, please tell us, and revise future filings, to address the following:

•	Clearly disclose how you define “proprietary trading” for these purposes.

The Firm defines “proprietary trading” as trading in securities, derivatives and futures (or options on any of the foregoing) principally to realize gains from short term movements in prices for the Firm’s own account. The definition does not include client market-making, hedging or asset and liability management activities, nor does it include direct private equity investments or other long-term investment activities. Typically, such proprietary trading activity is conducted separately from other business activities; it is generally segregated physically and organizationally from client market-making and other client-driven businesses as well as from risk management activities, and traders engaged in proprietary trading operate as clients of other, third party market makers.

Regulators have not yet proposed or adopted rules to implement the Volcker Rule (the “Implementing Rules”). Until Implementing Rules are adopted, the precise scope of the prohibitions established by the Volcker Rule remains uncertain, as do the meanings of certain terms central to the activities that are specifically permitted, and prohibited, by the Volcker Rule. The Implementing Rules may impose restrictions or permit activities that ultimately differ from the interpretation employed by the Firm for purposes of the discussion set out below.

•

Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues and operating margin from each of these units. We note your disclosure on page 59 of your Form 10-K for the year ended December 31, 2010 that you have liquidated your positions within Principal Strategies in your former Equities operating segment. It is not clear if this was the extent of your proprietary trading business. Please clarify if there are other proprietary trading businesses. If there are, please clearly identify the extent to which such activities or business units have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

The Firm has identified proprietary trading activities within its fixed income, commodities and equities businesses in its Investment Bank line of business. Proprietary trading activities represent a de minimis portion of the revenues and earnings of the Investment Bank line of business and of the Firm. The following table presents the Firm’s

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revenue and net earnings before tax derived from the businesses within the Firm that engaged in proprietary trading activities during 2010 (in millions of dollars):

[Redacted]

During 2010, the Firm ceased proprietary trading activities within its commodities business and all positions within that business were closed.1 In addition, the Firm is assessing the alternative means by which it might exit the remaining proprietary trading activities in its fixed income and equities businesses within the timeframe mandated by the Volcker Rule. Possible approaches under consideration include a gradual wind down of the positions and/or the start-up of one or more client investment funds that would be managed by the Firm. In any event, proprietary trading activities represent a de minimis portion of the revenues and earnings of the Investment Bank line of business and of the Firm, and exiting such activities is not expected to result in any material disruption to the Firm’s or Investment Bank’s activities and opportunities.

•

Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes. Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

The Firm does not believe that its client-driven market-making and risk management activities constitute proprietary trading. However, for completeness, we discuss below these activities, which have some features that are somewhat similar to proprietary trading activities, but remain distinguishable based on several important characteristics.

The Firm’s Investment Bank line of business is active in markets for all major financial products in the course of its client market-making and other client-driven activities and actively manages its exposures to credit, interest rate, and other financial risks arising from such activities. While some of these activities require that the Firm take principal positions that, superficially, appear to be similar to proprietary trading positions, they are distinguishable from proprietary trading positions based upon their basic objectives, which are to provide market liquidity and assist clients in achieving their investment and risk management objectives and to manage the resulting risk to the Firm. The Firm’s client market-making and risk management activities are defined by their business mandates and limits, which, together with the risk profiles and other characteristics of the businesses in question (including, for example, the employment of significant numbers of sales staff in the Firm’s client-driven businesses), distinguish these activities from proprietary trading desks.

[1]	The Firm believes that the Staff’s comment regarding the disclosure on page 59 relates to the Form 10-K filed by a registrant other than JPMorgan Chase.

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In addition, the Firm’s Chief Investment Office manages the Firm’s structural risks such as interest rate and foreign exchange risk arising from the assets and liabilities created by its operating businesses. These asset and liability management activities, including securities and loan investment strategies and risk management activities using derivative instruments, are designed to mitigate the Firm’s structural risk exposure and preserve the Firm’s longer-term capital value through economic cycles and, as such, are clearly distinguishable from proprietary trading activity.

The final determination of what is, and what is not, considered proprietary trading for the purposes of the Volcker Rule is heavily dependent on the final content of the Implementing Rules. Certain of the activities that the Firm currently expects to be permitted under the Volcker Rule could be scoped into the definition of prohibited proprietary trading under the final Implementing Rules. However, it is too early to identify definitively activities that may be scoped into the definition of prohibited proprietary trading. Accordingly, in future filings the Firm will include appropriate disclosure of this uncertainty through the inclusion of additional Risk Factor disclosure as further outlined in the Firm’s response to Question 2 of this letter.

•

Clearly disclose how you define “hedge fund” and “private equity fund” as well as “sponsorship” and “investing” for the purpose of determining the limitations on your activities in these respective areas.

The Volcker Rule defines “hedge fund” and “private equity fund” broadly to mean any issuer that would be an investment company, as defined in the Investment Company Act of 1940, but for section 3(c)(1) or 3(c)(7) thereunder, or such similar funds as the regulatory agencies may determine in the Implementing Rules. The Firm’s current interpretation of the Volcker Rule is that funds commonly interpreted by market participants to be private equity funds or hedge funds will be in scope, and the discussion below has been prepared on that basis.

Under the Volcker Rule, the term to “sponsor” a hedge fund or private equity fund means (i) to serve as a general partner, managing member or trustee of a fund; (ii) in any manner to select or to control (or to have employees, officers, or directors, or agents who constitute) a majority of the directors, trustees, or management of a fund; or (iii) to share with a fund, for corporate, marketing, promotional or other purposes, the same name or a variation of the same name. The term “investing” is not a defined term, but the prohibitions in the Volcker Rule relate to acquiring or retaining any “equity, partnership, or other ownership interest in” a hedge fund or private equity fund.

The Implementing Rules are expected to further refine the current definitions. The final scope of permitted hedge fund and private equity fund activities under the Volcker Rule is heavily dependent on the final content of the Implementing Rules. Therefore, the

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information provided here reflects the Firm’s best efforts to identify the activities that it expects to be affected using all the information currently available.

•

Identify the business units that sponsor or invest in private equity or hedge funds. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues, operating margins, total assets, and total liabilities associated with your sponsorship and investments in private equity and hedge funds. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

The Firm sponsors or invests in private equity funds and hedge funds that it expects to be within the scope of the Volcker Rule through its Asset Management and Investment Bank lines of business, as well as in its Corporate/Private Equity sector.

The following is a financial summary, as of and for the year ended December 31, 2010, of the Firm’s investments in and sponsorship of private equity funds and hedge funds that the Firm believes are affected by the Volcker rule (in millions):

[Redacted]

Notwithstanding the broad prohibitions on sponsoring and investing in hedge funds and private equity funds, the Volcker Rule permits a banking entity, such as the Firm, to organize and offer a hedge fund or private equity fund, including serving as a general partner, managing member or trustee of the fund if certain conditions are satisfied (including a limit on the extent of the Firm’s investments in funds that it organizes and offers). Therefore, the Firm has the option to “conform” investments in, and the organization and offering of, certain of its private equity or hedge funds to meet those conditions, rather than exiting those investments or ceasing to organize and offer those funds.

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The Firm is currently undertaking the following steps to ensure that it is compliant with the final requirements of the Volcker Rule within the stipulated timeframe, based on its current expectations of the Implementing Rules:

•

The Asset Management line of business plans to conform its activities and investments to the requirements of the Volcker Rule in accordance with the Implementing Rules. That plan includes reducing the Firm’s investments in its organized and offered funds to the permitted levels and complying with other conditions set forth in the Volcker Rule by the end of the applicable transition periods.

•

The Firm expects to liquidate in the normal course of business a substantial portion of the investments in its Corporate/Private Equity sector which the Firm believes will be affected (i.e., the fund is expected to liquidate and distribute proceeds to investors prior to the end of the Volcker Rule transition period). The Firm is in the process of evaluating alternative approaches to dispose of any remaining affected investments within the timeframe mandated by the Volcker Rule.

•	The Firm plans to redeem or sell investments within the Investment Bank line of business that it believes are affected, within the timeframe mandated by the Volcker Rule.

The application of the Volcker Rule to private equity and hedge fund activities is not expected to have a significant effect on the revenues or net earnings, or result in any material disruption of the activities and opportunities of the Firm or any of its lines of business.

Disclosure Enhancements

In future filings, the Firm will enhance its discussion regarding the Volcker Rule to include the following:

The Firm will be impacted by the requirements of section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) and specifically the restrictions around proprietary trading as well as activities involving private equity and hedge funds (the “Volcker Rule”).

Regulators have not yet proposed or adopted rules to implement the Volcker Rule (the “Implementing Rules”). While the Firm has attempted to identify the activities that it expects to be affected by the Volcker Rule, as discussed below, until Implementing Rules are adopted, the precise scope of the prohibitions

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established by the Volcker Rule remains uncertain, as do the meanings of certain terms central to the activities that are specifically permitted and prohibited. [Refer to Risk Factor.]

Proprietary Trading - The Firm defines “proprietary trading” as trading securities, derivatives, futures (or options on any of the foregoing) principally to realize gains from short term movements in prices for the Firm’s own account. The definition does not include client market-making, long term investment activities or risk management activities. Typically, such proprietary trading activity is conducted separately from other business activities; it is generally segregated physically and organizationally from client market-making and other client-driven businesses as well as from risk management activities. The revenues and net earnings generated by the proprietary trading activities represent a de minimis portion of the revenues and net earnings of the Investment Bank line of business and of the Firm. The Firm ceased certain proprietary trading activities during 2010, and is currently assessing alternative means by which to exit its remaining proprietary trading activities within the timeframe mandated by the Volcker Rule.

Private Equity and Hedge Fund Activities – The Firm organizes and offers or invests in private equity funds and hedge funds that it expects to be within the scope of the Volcker Rule in its Asset Management and Investment Bank lines of business, as well as in the Corporate/Private Equity sector. The Firm believes that many of these investments will be redeemed or liquidated within the timeframe mandated by the Volcker Rule and is currently assessing alternative means by which to either exit any remaining activities and investments or conform them to the requirements of the Volcker Rule within the timeframe mandated. The application of the Volcker Rule to the Firm’s private equity and hedge fund activities is not expected have a significant effect on the revenues or net earnings of the Firm or any of its lines of business.

Item 1A: Risk Factors, page 5

2.	The introductory paragraph states that the “discussion sets forth some of the more important risk factors…” and that “factors besides those discussed below, MD&A or elsewhere in this report or other reports that JPMorgan Chase filed or furnished with the SEC, also could adversely affect the Firm.” Please note you should identify and discuss all risk factors that you believe are material in the “Risk Factor” discussion and should not caution against risks that are not identified or that are disclosed elsewhere. For example, please include separate risk factors discussing the potential effects of the following:

•	Basel III effects on your products and pricing;

•	The Durbin amendment;

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•	A requirement that mortgage originators hold a percentage of the risk of the loans they make; and

•	The Volker [sic] Rule.

We note the disclosure in “JPMorgan Chase operates within a highly regulated industry and the Firm’s business and results are significantly affected by the laws and regulations to which it is subject, including recently-adopted legislation and regulations,” and believe a more detailed discussion is necessary. To the extent that the effect on your revenues cannot be determined, please quantify the revenues that will be affected such as revenues generated from debit card interchange fees.

In response to the Staff’s comment, the Firm intends to revise the introductory paragraph of the “Risk Factors” section in its future filings to read as follows:

The following discussion sets forth the material risk factors that could affect JPMorgan Chase’s financial condition and operations. Readers should not consider any descriptions of such factors to be a complete set of all potential risks that could affect the Firm.

In addition, the Firm agrees that the recently-enacted laws and regulations specifically enumerated by the Staff present risks to the Firm’s business and financial results; each of these regulatory changes are, in fact, noted in the risk factor discussing the current regulatory environment. The Firm also agrees that the various regulatory changes facing the Firm may merit more detailed discussion in the Firm’s future filings; however, the Firm does not believe that each of the enumerated regulatory changes necessarily merits an individual risk factor. The Firm intends to review regulatory and legislative developments, both in the U.S. and internationally, during the course of preparing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and will provide enhanced disclosure in that filing, as appropriate, concerning these developments on the Firm’s business, financial condition and results of operations (and where possible, the effect of such developments on its revenues). The Firm notes that all of the newly-enacted laws and regulations listed by the Staff are subject to rule-making that is currently in progress and that the scope and application of many of these proposed rules are likely to evolve. The Firm therefore plans to continue to assess and update the anticipated effects of these laws and regulations on the Firm, and to determine whether additional disclosure is appropriate, when preparing filings subsequent to the second quarter Form 10-Q.

If JPMorgan Chase does not ‘effectively manage its liquidity, its business could suffer, page 5

3.	Please disclose that Moody’s and S&P’s outlook is negative and quantify the likely effect of a one and two notch downgrade in credit rating.

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In addition to the Risk Factors discussion, the Firm’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) further discloses the following information about the effect of potential downgrades to the Firm’s credit ratings:

Page 115 Management’s Discussion and Analysis - Liquidity Risk Management – Credit Ratings

•	The credit ratings of the parent holding company and each of the Firm’s significant banking subsidiaries.

•	At December 31, 2010, Moody’s and S&P’s outlook remained negative, while Fitch’s outlook remained stable.

•

If the Firm’s senior long-term debt ratings were downgraded by one notch, the Firm believes the incremental cost of funds or loss of funding would be manageable, within the context of current market conditions and the Firm’s liquidity resources.

Page 196 Note 6 – Derivatives

•

At December 31, 2010 and 2009, the impact of a single-notch and two-notch ratings downgrade to JPMorgan Chase & Co. and its subsidiaries, primarily JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), would have required $1.9 billion and $3.5 billion, respectively, and $1.2 billion and $2.2 billion, respectively, of additional collateral to be posted by the Firm. In addition, at December 31, 2010 and 2009, the impact of single-notch and two-notch ratings downgrades to JPMorgan Chase & Co. and its subsidiaries, primarily JPMorgan Chase Bank, N.A., related to contracts with termination triggers would have required the Firm to settle trades with a fair value of $430 million and $1.0 billion, respectively, and $260 million and $270 million, respectively.

The above disclosures address the potential additional funding needs as a result of a one notch or two notch downgrade of the Firm’s senior debt/long-term credit ratings. Because of the current credit ratings of the Firm, a one notch or two notch downgrade of its senior debt/long-term credit ratings would not be expected to impact the Firm’s commercial paper/short-term ratings. Since the potential cost of funding or other impacts resulting from a downgrade are highly dependent on the reason for the downgrade and the market conditions at the time of the downgrade, a more specific quantification is not meaningful.

In future filings, the Firm will revise its disclosure to include a discussion of the potential impact of a two notch downgrade, as follows: ”If the Firm’s senior long-term debt ratings were downgraded by one notch or two notches, the Firm believes its cost of funds would increase; however, the Firm’s ability to fund itself would not be impacted.”

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JPMorgan Chase’s commodities activities are subject to extensive regulation…, page 9

4.	We note your disclosures on page 9 that you engage in the storage, transportation, marketing or trading of several commodities, including metals, agricultural products, crude oil, oil products, natural gas, electric power, emission credits, coal, freight, and related products and indices. You also engage in power generation and have invested in wind energy and in sourcing, developing, and trading emission reduction credits. Please respond to the following:

•

Please tell us in greater detail the type of commodities that you invest in, the activities that go into making a market in these commodities and the types of revenue streams earned as a result of these activities.

The Firm is engaged in market-making activities across a broad spectrum of commodity asset classes, including energy, metals, and agricultural products.

Energy products include oil, power and gas, emissions, and coal on both a physical and financial basis. Oil products include all various grades of crude oil, as well as refined products such as fuel oil. Power and gas products include electricity, natural gas, and liquefied natural gas. Emissions products include European Union emissions allowances and various other certified emission reduction programs. In connection with these market-making activities, the Firm owns and leases physical storage facilities and assets to facilitate its market-making activities and meet client demands.

Metals products include base metals on a financial basis, and precious metals on both a physical and financial basis. In connection with these client market-making activities, the Firm leases metals warehousing facilities to store physical assets for the Firm, as well as to provide custody services for clients.

Agricultural products include grains, coffee, cotton, cocoa, and sugar.

The Firm’s market-making activities in commodities consist of providing clients with risk management solutions through both physical and financial purchases/sales of physical commodities; derivatives including forwards, swaps, and options; supply agreements; storage arrangements; and commodity-backed financings. The Firm’s revenue streams vary, but broadly encompass bid/ask spreads on trades, interest received on commodity-backed financings, and revenue earned from conversion processes (e.g., converting natural gas into power, which is then sold to clients).

•	Tell us how you obtained your ownership in the various power generation facilities you own, and tell us whether this is an area where you are considering further investments.

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As of December 31, 2010, the Firm held ownership interests in five power generation facilities (primarily gas and coal-fired facilities, referred to as “Power and Gas” facilities). Three facilities were acquired in 2008 as part of the Bear Stearns acquisition; one facility was acquired in 2010 as part of the Firm’s RBS Sempra transaction; and one facility was purchased during 2010.

In addition, primarily associated with alternative energy such as solar and wind energy (referred to as “Alternative Energy” facilities), the Firm has made certain long-term equity investments (as non-managing member interests in LLCs) and has entered into long-term leases of facilities, which provide alternative energy tax credits or other tax benefits to the Firm.

The Firm has no specific plans to acquire or invest in additional Power and Gas facilities at this time, but may consider future purchases if they meet the Firm’s business objectives and are consistent with the regulatory framework within which it operates. The Firm may also consider additional investments in Alternative Energy facilities.

•	Tell us how and where the results of your ownership interest in power generation facilities are reflected in your consolidated financial statements, including the amounts involved.

The Firm’s accounting for its power generation facilities depends on the extent and nature of its ownership interest:

•

Where the facilities are owned by legal entities in which the Firm holds a controlling financial interest, the Firm consolidates the legal entities and accounts for the facilities as properties. At December 31, 2010, the Firm recognized approximately $400 million of facilities in Premises and Equipment. In 2010, approximately [Redacted] of associated revenues and approximately [Redacted] of expenses were reflected in Principal Transactions and Other Expenses, respectively.

•

Where the facilities are owned by a legal entity in which the Firm has significant influence (but not a controlling interest), the investment is accounted for under the equity method of accounting or at fair value where the fair value option has been elected. At December 31, 2010, the Firm recognized approximately $1.9 billion of investments in Other Assets. In 2010, approximately [Redacted] of pre-tax losses and approximately [Redacted] of tax benefits related to tax credits and cash grants received were reflected in Other Income and Income Tax Expense, respectively.

•

Where the facilities are subject to a sale-leaseback agreement in which the Firm is owner/lessor, the Firm follows lease accounting. At December 31, 2010, the Firm recognized a lease receivable of approximately $650 million in Loans. In 2010, approximately [Redacted] of associated revenue was reflected in Interest Income.

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•	Describe the relationship between your market making activities in various commodities and your ownership in power generation facilities.

The Firm’s current interests in power generation facilities do not form part of the Firm’s market-making activities. The Firm is permitted to make investments in power generation facilities under its merchant banking capabilities (which are permitted by the Volcker Rule), and the principal intention of these investments is to profit from their eventual disposal or to generate alternative energy tax credits or other tax benefits for the Firm.

Management’s Discussion and Analysis, page 54

Executive Overview, page 55

5.	Please quantify the reductions in the allowance for credit losses in Card Services, Retail Financial Services, the Investment Bank, Commercial Banking and in the aggregate. Please also include a risk factor clearly disclosing that the reduction in the allowance for credit losses is a significant driver of net income and that this level of net profit may not be sustainable.

The reductions in the allowance for credit losses during the year ended December 31, 2010 are summarized below (in millions):

	Investment Banking	Commercial	Other	Total Wholesale	RFS	Credit Card	JPM Consolidated
December 31, 2009 allowance for loan loss	$3,756	$3,025	$364	$7,145	$14,785	$9,672	$31,602
Cumulative effect of change in accounting principles	14	—	—	14	127	7,353	7,494

Total Beginning Balance	3,770	3,025	364	7,159	14,912	17,025	39,096
December 31, 2010 allowance for loan loss	1,863	2,552	346	4,761	16,471	11,034	32,266

Net reduction (increase) in the allowance for loan losses	1,907	473	18	2,398	(1,559)	5,991	6,830
Net reduction (increase) in the allowance for lending - related commitments	38	140	38	216	6	—	222

Total net reduction (increase) in the allowance for credit losses	$1,945	$613	$56	$2,614	$(1,553)	$5,991	$7,052

In the Firm’s Management Discussion and Analysis, specifically its discussion of its Consolidated Results of Operations (including a discussion of the provision for credit losses) and Allowance for Credit Loss (including a rollforward of changes in the allowance for credit losses), the Firm endeavors to clearly and transparently provide readers with the information necessary to evaluate the effect of changes in the allowance for credit losses on the Firm’s net profit.

Because the factors influencing the allowance for each line of business may differ, each line of business may require different credit provisioning each quarter. In the Risk Factor section of the 2010 Form 10-K (see page 5, the first Risk Factor), the Firm noted that adverse economic conditions then

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affecting the Firm could “lead to an increase in mortgage, credit card and other loan delinquencies and higher net charge-offs, which can reduce the Firm’s earnings”. In future filings, the Firm will continue to evaluate, and enhance where appropriate, its Risk Factors discussion in regard to how the effect of changes in credit quality, and the allowance for credit losses, might affect the Firm’s future levels of net profit relative to the current period results.

Repurchase Liability, page 98

6.	You state on page 99 that “The Firm actively reviews all rescission notices from mortgage insurers and contests them when appropriate.” You disclose on page 100 “During 2010, the Firm’s overall cure rate, excluding Washington Mutual loans, has been approximately 50%.” This cure rate appears to apply to repurchase requests not rescission notices. Please tell us and consider disclosing your success rates in getting the mortgage insurers to reinstate coverage due to lack of a contractual breach. Explain the extent to which your success rate in curing rescission notices is ultimately factored into your overall cure rate as disclosed on page 100.

The Firm’s cumulative success rate in getting mortgage insurers to reinstate coverage due to lack of a contractual breach was [Redacted] as of March 31, 2011. The Firm’s overall cure rate considers all repurchases, including those that have resulted from mortgage insurance rescissions, and therefore represents the most complete and relevant metric to assess the Firm’s ability to favorably resolve repurchase requests.

In future filings, the Firm will clarify its disclosure to note that repurchases that have resulted from mortgage insurance rescissions are factored into the Firm’s overall cure rate. The Firm does not believe that the success rate in getting mortgage insurers to reinstate coverage would be useful information for financial statement users, since this success rate is simply one element of the Firm’s overall cure rate, which the Firm already discloses. [Redacted]

7.	You disclose on page 101 that “The Firm has entered into agreements with two mortgage insurers to resolve their claims on certain portfolios for which the Firm is a servicer. The impact of these agreements is reflected in the repurchase liability and the disclosed outstanding mortgage insurance rescission notices as of December 31, 2010.” In order to provide context for the reader to understand the extent of remaining rescission risk beyond that which has been limited by your settlements with the two insurers, please revise to provide quantification of the remaining exposure to the remaining mortgage insurers compared to the exposure which has been settled.

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The following table provides information about the Firm’s remaining mortgage insurance rescission exposure as compared to the Firm’s resolved mortgage insurance rescission exposure on all mortgage loans for which the Firm is a servicer.

($ in billions)	Total Loans Serviced with Mortgage Insurance	Resolved	Not Resolved	% Resolved
Unpaid principal balance	$62.2	$19.7	$42.5	31.20%
Coverage	$16.5	$5.3	$11.1	32.10%

In future filings, the Firm will enhance its disclosure to read as follows:

The Firm has entered into agreements with two mortgage insurers to resolve their claims on certain portfolios for which the Firm is a servicer. In terms of both the unpaid principal balance of serviced loans covered by mortgage insurance and the amount of mortgage insurance coverage, these two agreements cover approximately one-third of the Firm’s total mortgage insurance rescission risk exposure. The impact of these agreements is reflected in the repurchase liability and the disclosed outstanding mortgage insurance rescission notices as of June 30, 2011. The Firm’s remaining mortgage insurance rescission risk exposure has been considered in the repurchase liability as of June 30, 2011.

The Firm will continue to evaluate whether more specific quantification of its remaining mortgage insurance rescission exposure is incrementally useful, relative to the detail and extent of existing disclosures and based on current facts and conditions.

8.	We note your disclosure that in certain data points you exclude mortgage insurers because they themselves do not present repurchase demands to the firm. Please revise your future filings to clarify how and to what extent mortgage insurance rescissions impact your liability for representations and warranties. In this regard, please address the following:

•	Disclose and discuss the statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands.

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In substantially all cases, successful rescission of mortgage insurance in accordance with the provisions of the applicable policy results, or is expected to result, in a loan repurchase demand.

In future filings, the Firm will clarify its disclosure to state, “In substantially all cases, successful rescission of mortgage insurance results in a violation of representations and warranties made to the GSEs and, therefore, has been one cause of repurchase demands from the GSEs.”

•

Disclose more clearly whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage.

[Redacted]

•	Disclose when and how you establish reserves for mortgage insurance rescissions, particularly where there is not yet a repurchase demand.

As further addressed in the Firm’s response dated March 2, 2010 to the SEC staff’s comment 1, the Firm’s overall repurchase liability considers the risk of repurchase losses due to mortgage insurance rescission, even where a repurchase demand has not yet been received. The Firm considers this risk in two ways: (i) the amount of mortgage insurance rescission requests that are not being further contested by the Firm but for which the Firm has not yet received a repurchase demand (“Rescission Requests”), and (ii) the amount of mortgage insurance rescission requests that are being further evaluated by the Firm (“Pipeline Rescission Requests”). The Firm considers the expected losses associated with mortgage insurance rescission by using Rescission Requests and Pipeline Rescission Requests to estimate future repurchase demands, and then estimates losses associated with such demands following its established methodology (described on page 99 of its 2010 Form 10-K).

In future filings, the Firm will enhance its disclosure about how the Firm considers potential mortgage insurance rescissions in estimating its repurchase liability.

Wholesale Credit Exposure – Selected Industry Exposures, page 121

9.

We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that you may have involvement with municipalities as the underwriter of bond offerings, as a provider of guarantees (typically letters of credit), and other aspects. Please provide us with an analysis that

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summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings to more clearly identify and summarize any risk concentration in this industry.

The following table presents the Firm’s credit exposures to municipalities as of December 31, 2010 (in millions):

[Redacted]

In addition to the above, at December 31, 2010 the Firm held trading securities of $14.0 billion, [Redacted] and $11.6 billion of AFS securities, [Redacted].

In future filings, the Firm will continue to evaluate the risks associated with the Firm’s exposure to municipalities and will provide additional detail as necessary, and will also include the following cross-reference to the notes to the financial statements for further information on the Firm’s trading and AFS securities issued by state and municipalities: “For information regarding the Firm’s $XX billion of trading securities and $XX billion of available for sale securities issued by state and municipal governments, see notes X and X, respectively.”

Country Exposure, page 128

10.	We note your disclosure on page 128 regarding your credit exposures to certain European countries, including Greece, Portugal, Spain, Italy and Ireland which are less than $15 billion and $20 billion in aggregate at December 31, 2010 and March 31, 2011 respectively. Further, please revise your disclosures regarding such exposures to clarify how you considered your derivatives contracts in computing the amount of exposure disclosed here. For example, clarify whether you considered derivatives where the counterparty is domiciled in that country, as well as CDS written or purchased to economically hedge debt issued by that country or for companies with debt domiciled in that country. Specify whether you include all OTC derivatives or just credit derivatives.

In future filings, the Firm will enhance its disclosures as follows:

The Firm’s wholesale portfolio includes country risk exposures to both developed and emerging markets. The Firm seeks to diversify its country exposures, including its credit-related lending, derivative, trading and investment activities, whether cross-border or locally funded.

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Country exposure under the Firm’s internal risk management approach is reported based on the country where the assets of the obligor, counterparty or guarantor are located or where the majority of the revenue is derived, and includes activity with both government and private-sector entities in a country. Exposure amounts include the fair value of derivative receivables and consider credit derivative protection sold and bought, based on the country of the referenced obligation. Exposure amounts, including resale agreements, are adjusted for collateral received by the Firm, for credit enhancements (e.g., guarantees and letters of credit) provided by third parties and for credit derivative protection purchased (which can be either name-specific or sovereign-referenced). Exposures supported by a guarantor located outside the country are generally assigned to the country of the enhancement provider. For trading and investment activities, other short credit or equity trading positions are taken into consideration.

The Firm will continue to closely monitor its country exposures consistent with its risk management policies and enhance its external disclosures as necessary in consideration of the size of its exposures and then current market and economic conditions.

Modifications of Credit Card Loans, page 137

11.	You disclose on page 137 that “Based on the Firm’s historical experience, the Firm expects that a significant portion of the borrowers will not ultimately comply with the modified payment terms.” Please revise your future filings to quantify the redefault rate of modified credit card loans for the periods presented.

In future filings, the Firm will provide information to quantify the default rate of modified credit card loans as follows:

The Firm expects that a significant portion of the borrowers will not ultimately comply with the modified payment terms. Based on historical experience, the estimated weighted-average ultimate default rate for modified credit card loans was XX% at June 30, 2011 and YY% at December 31, 2010.

In addition, beginning with the Form 10-Q for the quarter ended September 30, 2011, additional disclosures regarding loans modified in troubled debt restructurings (“TDRs”) will be provided as required by Accounting Standards Update (“ASU”) No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The new disclosures will supplement the weighted-average default rates by providing additional information regarding defaults that occur within 12 months of a credit card loan’s restructuring.

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Market Risk Management, page 142

12.	We note your disclosure on page 142 that you use historical changes in market values. Please more clearly describe in future filings the method used (i.e., parametric, historical, full valuation, etc.) and the level or number of market factors used when calculating Value-at-Risk (or VaR) as presented throughout this section.

In future filings, the Firm will provide the following disclosure:

The Firm calculates VaR to estimate possible economic outcomes for current positions using historical simulation, which measures risk across instruments and portfolios in a consistent, comparable way. The simulation is based on data for the previous twelve months. This approach assumes that historical changes in market values are representative of the distribution of potential outcomes in the immediate future. VaR is calculated using a one-day time horizon and an expected tail-loss methodology, and approximates a 95% confidence level. This means the Firm would expect to incur losses greater than that predicted by VaR estimates five times in every 100 trading days, or about 12 to 13 times a year. The Firm’s VaR calculation is highly granular and incorporates numerous risk factors, which are selected based on the risk profile of each portfolio.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Noninterest Revenue, page 199

13.	We note your disclosure elsewhere of the principal transactions revenue by reporting segment. Please respond to the following and expand your disclosures in future filings to address the following:

•

Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the principal transaction revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate contracts generate trading revenue (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc).

Principal transactions revenue consists of trading revenue as well as realized and unrealized gains and losses on private equity investments. Predominantly all trading revenue represents realized and unrealized gains and losses generated by the Firm’s client market-making activity as well as the management of credit, interest rate and other financial risks arising from its client driven activities. Trading revenue is also partially

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driven by the management of risks arising from the Firm’s structural assets and liabilities created by its operating businesses.

The types of instruments that generate trading revenue principally include:

•	Credit, equity, commodity, interest rate and foreign exchange derivatives – reported in Trading Assets/Liabilities – Derivatives.

•	Debt and equity securities – reported in Trading Assets – Debt and Equity Securities and Other Assets.

•	Physical commodities inventory – reported in Trading Assets.

•

Certain instruments recognized at fair value pursuant to the fair value option, including certain repurchase and reverse repurchase agreements (reported in Federal Funds Sold/Purchased and Securities Purchased/Sold Under Resale/Repurchase Agreements), certain loans (reported in Trading Assets – Loans and Loans), and structured notes (reported in Deposits, Long Term Debt or Other Borrowed Funds)

Principal transactions revenue (and specifically trading revenue) arises from the spread that the Firm earns as a market maker and from fair value gains and losses resulting from the inventory that the Firm is holding to meet client demand. In addition, fair value gains and losses resulting from certain transactions that the Firm has entered into for risk management purposes are also recorded in trading revenue.

Certain of the Firm’s activities that generate trading revenue also give rise to other forms of income, such as interest income (e.g., the coupon received on debt instruments). Such income is not recorded in principal transactions revenue, but rather is included in the income statement line item that is most appropriate given its nature.

•

Describe the significant drivers of the principal transactions revenue. For example, discuss how much of the revenue is driven by transaction fees (if classified here) versus changes in fair value of the instruments.

The most significant drivers of principal transaction revenue are:

•	The spread (i.e. the difference in the price at which the Firm purchases and the price at which the Firm sells an instrument) that the Firm earns through its client market-making activities,

•	The fair value gains and losses arising on financial instruments that it holds as inventory (or has issued) to meet client needs as well as positions held for risk management purposes, and

•	The fair value gains and losses generated from the Firm’s private equity investments.

As a market maker the Firm typically does not charge fees in addition to the spread that it earns as described above. However, as noted above, certain of the Firm’s activities that

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generate trading revenue also give rise to other forms of income that are recorded in other income statement line items.

•

Tell us in more detail how principal transactions revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the principal transactions revenue you would recognize is the other side of the swap transaction that the customer requested.

As a market maker the Firm buys and sells financial instruments with clients and other market makers, making a profit or “spread” between the price at which it buys and the price at which it sells an instrument. To meet the needs of its clients as a market maker the Firm maintains a level of inventory within pre-defined risk limits. This inventory is carried on the balance sheet at fair value with unrealized gains and losses reported in principal transactions revenue (specifically trading revenue). As a market maker in derivatives the Firm buys and sells risk, providing clients with the exposure that they require and economically hedging it in the market or with other clients. Similar to other inventory, these derivatives are carried on the balance sheet at fair value with unrealized gains and losses reported in trading revenue.

•	Describe the types of principal transactions revenue streams recognized from structured credit products, which are included as part of credit derivatives.

Structured credit products are generally considered to be those which are illiquid and non-standard in nature. The Firm recognizes both derivative and non-derivative structured credit products at fair value with gains and losses reported in principal transactions revenue. Revenue from structured credit products is generated primarily by the spread that the Firm earns through its market-making activities and the fair value gains and losses resulting from financial instruments that it holds as inventory to meet client needs or alternatively for risk management purposes; other fees received are insignificant.

Enhanced Disclosure

In future filings, the Firm will include the following enhanced disclosures.

Principal Transactions

Principal transactions revenue consists of trading revenue as well as realized and unrealized gains and losses on private equity investments. Trading revenue is driven by the Firm’s client

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market-making and client driven activities as well as certain risk management activities.

The spread between the price at which the Firm buys and the price at which the Firm sells financial instruments with clients and other market makers is recognized as trading revenue. Trading revenue also includes unrealized gains and losses on financial instruments that the Firm holds in inventory as a market maker to meet client needs, or for risk management purposes.

The table below presents principal transactions revenue by major underlying type of risk exposures.

Three Months Ended June 30 (USD millions)
	2011		2010
Interest Rate	$	XX	$	XX
Foreign Exchange		XX		XX
Equity		XX		XX
Commodity and Other		XX		XX
Credit		XX		XX

Total Trading Revenue		XX		XX
Private Equity Gains/(Losses)		XX		XX

Total Principal Transactions	$	XX	$	XX

Note 14 – Loans, page 220

14.	You disclose on page 220 that “Consumer loans, other than risk-rated business banking and auto loans and PCI loans, are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council (“FFIEC”) policy.” Tell us and disclose more clearly in future filings why you treated auto loans differently than your other consumer loans in terms of developing your charge-off policy. Clarify whether you view auto loans as homogeneous pools for purposes of evaluating their risk characteristics for determining when to charge-off a loan. Identify the upper limits of the time frame by which you typically charge-off auto loans.

The Firm’s auto loan portfolio primarily consists of scored loans (e.g., auto loans to individuals) but also includes some risk-rated loans (e.g., dealer floor-plan loans). Scored auto loans are treated consistently with other consumer loans and are charged-off

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based on FFIEC standards, which differ depending on the characteristics of the loan product. Under these standards, auto loans are charged down to estimated net realizable value at no later than the date at which the loan becomes 120 days past due. The Firm views scored auto loans as homogeneous pools for purposes of evaluating their risk characteristics and estimating the allowance for loan losses. Impaired risk-rated auto loans are evaluated on an individual basis and are charged-off when it is highly certain that a loss has been realized.

In future filings, the Firm will revise its disclosure to state, “Consumer loans, other than PCI loans and the risk-rated loans within the business banking and auto portfolios, are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council (“FFIEC”) policy.” This should further clarify that “risk-rated” is modifying both business banking and auto loans.

15.	We note from your disclosure on page 222 that you identified three portfolio segments, Wholesale, Consumer, excluding credit card, and Credit card. In addition, we note that a segment is defined in ASU 2010-20 as the level at which you develop and document a systematic methodology to determine your allowance for credit losses. Given the unique characteristics of your home equity portfolio (classified as part of your residential real estate – excluding PCI class), please tell us how you determined that your home equity portfolio did not meet the definition of a portfolio segment.

The Firm’s allowance methodology for its Consumer, excluding credit card, portfolio segment is based on a roll rate model (which projects credit losses based on delinquency and other characteristics of the loan portfolio), appropriately adjusted to consider model imprecision, external factors and current economic events that have occurred but are not yet reflected in the base calculation. The Firm’s home equity loans are one product within the Consumer, excluding credit card, portfolio segment. Because the allowance for credit losses is developed and documented with a consistent foundation across all Consumer, excluding credit card, loan products, the Firm concluded that the home equity portfolio does not meet the definition of a separate portfolio segment; instead, the Firm sought to provide appropriate transparency regarding the home equity portfolio by separately disclosing it as a class of receivable.

16.

As it relates to your segments, tell us how you determined that the systematic methodology for determining the allowance related to your Business banking loans included in your Consumer segment was more closely aligned with the methodology for the allowance related to the rest of the portfolios in your Consumer segment than the portfolios of various classes of commercial loans included in your Wholesale segment. As part of your response, please clarify the difference between the types of loans made to the large corporate and institutional clients which are

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part of your Wholesale segment, and the business banking loans that are part of your Consumer segment. Clarify how your definition of Wholesale loans here relates to your definition of wholesale loans elsewhere, including on page 76.

Within the business banking portfolio, a portion of the loans are risk-rated and a portion of the loans are scored; the treatment is primarily determined using an internal threshold based on the size of the loan. The Firm acknowledges that the allowance methodology applied to its risk-rated business banking loans is more closely aligned with the allowance methodology applied to the various classes of commercial loans included in the Wholesale portfolio segment. However, these business banking loans represent a single portfolio managed by a single line of business (Retail Financial Services), and the Firm believes that creating a difference between the information presented in the Loans footnote and information presented in the MD&A on a business segment basis for such a small portfolio of loans would be confusing to financial statement users. Therefore, and considering that risk-rated business banking loans are not material to either the Wholesale portfolio segment or to the Consumer, excluding credit card, portfolio segment, the Firm concluded that it was most appropriate to include the risk-rated business banking loans within the Consumer, excluding credit card, portfolio segment in order to maintain consistency throughout the Form 10-K. The Firm sought to provide appropriate transparency regarding the business banking portfolio by separately disclosing it as a class of receivable.

Please note the Firm’s disclosure in this regard, which is included in footnote (c) on page 222 of the Firm’s 2010 Form 10-K and states, “Includes risk-rated loans that apply the Firm’s wholesale methodology for determining the allowance for loan losses; these loans are managed by RFS and therefore, for consistency in presentation, are included with the other consumer loan classes.”

17.	According to Note (c) to the table on page 227, at December 31, 2010 you consolidated certain of your mortgage-related consumer loan securitizations and do not consolidate certain others since you do not hold both (1) the power to direct the activities and (2) the obligation to either absorb losses or the right to receive benefits that could be potentially significant. Please tell us, and expand your disclosure in future filings to address, the specific key differences resulting in the non-consolidation of certain of your mortgage-related consumer loan securitizations compared to the mortgage loan securitizations you consolidated. For example, clarify whether the key difference is the lack of power over those trusts, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant. Please also clarify how or why certain deals are structured to result in these criteria being met, and clarify the parties that drive the decision.

As discussed in Note 16 on page 248 of the 2010 Form 10-K, the Firm is considered to be the primary beneficiary and therefore consolidates a mortgage-related loan securitization

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per the guidance in ASC 810-10-25 when (i) the Firm is the servicer and has power to direct the most significant activities of the trust, which are the decisions related to loan modifications and workouts of the underlying loans in the trust, and (ii) holds a beneficial interest in the trust that could potentially be significant to the trust.

The Firm generally acts as servicer for residential mortgage securitizations in the Retail Financial Services (RFS) line of business. However, only in a limited number of these securitizations does the Firm retain an interest that could potentially be significant. Therefore, RFS generally does not consolidate its residential mortgage securitizations.

For residential mortgage securitizations sponsored by the Investment Bank (IB) line of business, the Firm may or may not act as servicer, and whether the Firm retains a beneficial interest in the trust that could potentially be significant varies based on current market demand for the issued securities. If the Firm is both the servicer and retains a beneficial interest that could potentially be significant, then the Firm consolidates the securitization trust. If the Firm is not the servicer or the Firm does not hold an interest that could potentially be significant, then the Firm does not consolidate the trust. For commercial mortgage securitizations sponsored by the IB, the Firm does not service the loans and does not invest in the controlling class of beneficial interests, which has power to direct the significant activities of the trust; as a result, the Firm does not consolidate commercial mortgage securitizations.

At implementation of ASC 810-10-25, the Firm did not restructure any mortgage securitization trusts. Since the implementation date, the Firm continuously evaluates its involvement with the mortgage securitization trusts to reassess consolidation. Since the implementation of ASC 810-10-25, the Firm has completed two residential mortgage loan securitizations and a limited number of commercial mortgage loan securitizations. These securitization trusts are structured based on market-driven terms (i.e., pricing) and the Firm’s continuing involvement is driven by the Firm’s business activities (i.e., the Firm is not a commercial real estate loan servicer) and the level of investor demand for mortgage backed securities (which drives the Firm’s inventory of retained beneficial interests).

In future filings, the Firm will provide the following disclosures in the “Variable Interest Entities” note to the financial statements:

The Firm does not consolidate a mortgage securitization when it is not the servicer (and therefore does not have the power to direct the most significant activities of the trust) or does not hold a beneficial interest in the trust that could potentially be significant to the trust. Of the $XX billion of Firm sponsored non-consolidated mortgage securitizations, the Firm did not consolidate these trusts primarily due to the fact that it did not hold an interest in these trusts that could potentially be significant to the trusts.

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Summary of loan and lending-related commitments loss experience

Loan loss analysis, page 316

18.	We note your presentation of the allowance to nonaccrual loans retained ratio on page 258. Given the fact that a significant amount of the allowance included in the numerator is allocated to loan types that are excluded from nonaccrual loans in the denominator (e.g., credit card loans and SOP 03-3 loans), we believe that more transparency is needed around your presentation of this ratio. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator. Consider providing an additional supplemental ratio that excludes the portion of the allowance attributable to loan types that are excluded from nonaccrual loans in the denominator.

On page 140 of the 2010 Form 10-K, the Firm provided supplemental ratios that exclude the portion of the allowance attributable to loan types that are excluded from nonaccrual loans in the denominator. The Firm will continue to provide these supplemental ratios in future filings, and will provide references to these supplemental ratios as suggested.

Supplementary Information, page 296

19.	Please tell us how you calculated the “Allowance for loan losses to total retained loans” and “Allowance for loan losses to total retained loans excluding purchased credit-impaired loans” for the fourth quarter 2010.

The Allowance for loan losses to total retained loans for the fourth quarter of 2010 represents the allowance for loans losses ($32,266 million per the Consolidated Balance Sheet) divided by total retained loans ($685,498 million per Note 14, page 223) to obtain the ratio of 4.71%.

The Allowance for loan losses to total retained loans excluding purchased credit-impaired loans represents the total allowance for loan losses less the allowance attributable to purchased credit-impaired loans ($32,266 million - $4,941 million = $27,325 million), divided by total retained loans less purchased credit-impaired loans ($685,498 million - $72,807 million = $612,691 million) to obtain the ratio of 4.46%. The calculation of the Allowance for loan losses to total retained loans excluding purchased credit impaired loans is provided on page 141 of the Firm’s 2010 Form 10-K (as referenced in footnote (g) to the table on page 296).

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Definitive Proxy Statement on Schedule 14A

Chairman of the Board, page 6

20.	Please provide us with draft disclosure to be included in future filings discussing why you have determined that the most effective leadership model for you is that Mr. Dimon serve as both Chairman and CEO. See Item 407(h) of Regulation SK.

The Firm’s Board of Directors has no established policy on whether or not to have a non-executive chairman and believes that it should make that judgment based on circumstances and experience. The Board has determined that the most effective leadership model for the Firm currently is that Mr. Dimon serves as both Chairman and Chief Executive Officer. The Board believes it is functioning effectively under its current structure, and that the current structure provides appropriate oversight protections. The Board does not believe that introducing a separate Chairman at this time would provide appreciably better oversight, and instead could cause uncertainty, confusion and inefficiency in board and management function and relations.

The Firm will revise its disclosure in its future proxy statement accordingly, and will provide the Staff, in a supplemental letter, a draft of such revised disclosure.

Compensation Discussion and Analysis, page 11

21.	We note that your CEO, the Board and the Compensation Committee assessed all of the Operating Committee members (a group that includes your named executive officers) against “quantitative and qualitative priorities set early in 2010.” Please provide proposed disclosure that identifies those priorities and quantifies them to the extent quantifiable. Your draft disclosure should also discuss the level of achievement of each quantitative and qualitative priority and how the size of the awards for each of the named executive officers was determined for each named executive officer.

For the Staff’s information, the heads of our major businesses generally will have more specific quantitative and qualitative priorities than heads of functions. Awards are not part of a predetermined, formula-driven plan and the Compensation Committee does not set performance targets. The Compensation Committee uses its business judgment in determining the compensation it deems appropriate and considers performance factors as part of the total mix of information; it does not attempt to quantify, rank or otherwise assign relative weight to the factors. In determining the size of total compensation, the Compensation Committee considers the overall scope of an executive’s responsibilities, the executive’s performance history with the Firm, comparisons with other executives within the Firm and, to the extent available, externally, and the overall performance of the Firm and the line of business or function which the executive leads. One item that the Compensation Committee looks at is performance relative to budget expectations, taking

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into account market and other business conditions and the performance of competitors. This analysis is not formulaic, and the Firm understands that the Staff is not expecting companies to disclose budget expectations in this limited context.

The Firm will revise its disclosure in its future proxy statement to clarify priorities, quantify them to the extent quantifiable and discuss the level of achievement, and will provide the Staff, in a supplemental letter, a draft of such revised disclosure.

There are no special executive benefits, page 22

22.	Your disclosure in this section about no special executive benefits appears to be inconsistent with the fact that Mr. Dimon received in 2010 compensation attributable to personal use of aircraft, personal use of cars and residential security, among other things. Please provide us with draft disclosure addressing this apparent inconsistency.

The Firm reports the cost of Mr. Dimon’s personal use of the Firm’s aircraft and cars and the cost of residential security services. The Firm requires such use as a matter of security protection for Mr. Dimon and does not view these items as special executive benefits.

The Firm will revise its disclosure in its future proxy statement to address the apparent inconsistency noted by the Staff, and will provide the Staff, in a supplemental letter, a draft of such revised disclosure.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Management’s Discussion and Analysis, page 4

Quarterly Results, page 20

23.	We note your disclosure that nonperforming assets do not include mortgage loans insured by government agencies, real estate owned insured by government agencies and insured student loans, as well as your disclosure that substantially all reimbursements from such loans are proceeding normally. Please revise your future filings to address the following:

•

Disclose the balance of government insured loans that are less than 90 days delinquent and greater than 90 days delinquent. If the amounts disclosed in footnote d on the table of page 21 are all related to loans that are 90 or more days past due, please disclose that, and provide disclosure of the balances related to loans that are less than 90 days past due.

The predominate portion of the amount disclosed in footnote (d) on page 21 of the Firm’s Form 10-Q for the quarter ended March 31, 2011 (the “First Quarter 2011 Form 10-Q”) is related to loans that are 90 days or more past due. In future filings, the

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Requested by JPMorgan Chase & Co.

Firm will include only amounts that are 90 days or more past due and will disclose that these loans are 90 days or more past due. The Firm will then refer to the table in the Loans footnote that presents loan delinquency information (see page 128 of the First Quarter 2011 Form 10-Q). In future filings, the Firm will also revise footnote (a) on page 128 to disclose the amounts of loans that are insured by U.S. government agencies in each of the delinquency classifications presented.

•

Disclose whether you have experienced any increases in denials of claims from the U.S. Government on these types of loans. If so, please revise to disclose any material trends noted that may increase your losses in the future.

The Firm has not experienced any increase in denials of claims from the U.S. Government on these types of loans. In general, denials are relatively rare and have historically related to unique and unusual circumstances.

•	Clearly disclose the portion of each loan that is actually insured (e.g., first 50% of loss).

The Firm will revise footnote (b) on page 128 to state: “At June 30, 2011, and December 31, 2010, nonaccrual loans excluded mortgage loans insured by U.S. government agencies of $X.X billion and $X.X billion, respectively. In predominately all cases, 100% of the principal balance of these excluded loans is insured and interest is guaranteed at a specified reimbursement rate. These amounts are excluded from nonaccrual because reimbursement of insured and guaranteed amounts is proceeding normally and expected to occur. Interest is being accrued at the guaranteed reimbursement rate.”

•

Disclose whether you have experienced any losses on government insured loans because the credit loss exceeded the portion covered by insurance. If so, tell us and disclose quantification of the number and amount of losses for each of the last three years and interim periods presented in your next Form 10-Q.

The losses that the Firm has incurred on U.S. government insured loans due to the credit loss exceeding the portion covered by insurance have been minimal.

•

If you have experienced losses from coverage denial or claims exceeding coverage limits in recent periods, tell us how you determined that it was still appropriate to exclude these loan types from your past due data and nonaccrual classification policy.

The losses that the Firm has incurred on U.S. government insured loans due to coverage denial or claims exceeding coverage limits have been minimal. As

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previously noted, coverage denials are relatively rare in general and have historically related to unique and unusual circumstances.

Supplemental Mortgage Fees and Related Income Details, page 24

24.	In light of your significant loss on the fair value of the mortgage servicing rights during the quarter ended March 31, 2011, please revise your disclosure in future filings to discuss in more detail how the recent credit environment which included increased delinquencies, foreclosures and workouts impacted your mortgage servicing rights valuation model. Specifically identify which assumptions were impacted and the magnitude of the impact. In addition, please provide more details about the countervailing assumptions that had a positive impact on the fair value of your mortgage servicing rights during this period. Further, please provide transparent disclosure to address the factors that resulted in your Derivative valuation adjustments line on page 24 being negatively affected during the same period as the value of your mortgage servicing rights.

The elevated level of delinquencies, workouts and foreclosures that exist in the current credit environment have most significantly impacted the Firm’s mortgage servicing rights (“MSR”) valuation model through the cost to service assumption. A number of recent events, including the recent suspension of foreclosures, foreclosure sales and short sales, which were undertaken to enable the Firm to review and remediate certain foreclosure process issues, and the draft Consent Orders received from banking regulators during the first quarter of 2011, which specified significantly expanded servicing responsibilities, caused near-term and sustained increases in the number of loans requiring enhanced servicing processes and also led to a general increase in servicing costs across all loans (both performing and delinquent). These resulted in an increase in the cost-to-service assumption, which decreased the value of the MSR.

In addition, rising interest rates in the first quarter of 2011 resulted in an increase in the value of the MSR as well as a decline in the value of derivatives that the Firm uses to economically hedge the MSR asset.

In future filings, the Firm will enhance its disclosure to state:

During the first quarter of 2011, the Firm recognized a $1.1 billion decrease in the fair value of the MSR asset related to the estimated impact of higher servicing costs to enhance servicing processes, particularly related to loan modification and foreclosure procedures, and higher estimated costs to comply with Consent Orders entered into with banking regulators. This decrease in the value of the MSR asset was partially offset by an increase in the fair value of the MSR asset due to rising interest rates. Rising interest rates had the effect of increasing the fair value of the MSR asset and decreasing the value of the derivatives used for risk management purposes. For additional information

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on MSRs, see Note X and Note X on pages XX – XX and XX – XX, respectively, of this Form 10-Q.

Liquidity Risk Management

Liquidity Monitoring, page 54

25.	Please revise your disclosure in future filings to also discuss the impact on your liquidity position under the ratings downgrade scenarios as well as the Firm defined stress scenarios.

In future filings, the Firm will enhance its disclosures to state that that the Firm currently has liquidity in excess of its projected full year liquidity needs under both the idiosyncratic stress scenario (which evaluates the Firm’s net funding gap after a short-term ratings downgrade to A-2/P-2), as well as under the systemic market stress scenario (which evaluates the Firm’s net funding gap during a period of severe market stress similar to market conditions in 2008 and assumes that the Firm is not uniquely stressed versus its peers).

Credit Portfolio

Consumer Credit Portfolio

Restructured Residential Real Estate Loans, page 76

26.	We note your disclosure that you do not classify loans modified subsequent to repurchase from GNMA as troubled debt restructurings and that you resell loans that perform subsequent to modification back to GNMA. Please revise to disclose whether you have been required to repurchase loans that have been resold as a result of credit declines subsequent to resale. If so, disclose the volume of loans resold and how you consider the redefault rates of these loans in your repurchase reserves.

The Firm is not required to repurchase modified loans that have been sold back to GNMA as a result of credit declines subsequent to resale. For this reason, and because any loans voluntarily repurchased continue to be insured after repurchase, the Firm does not consider these repurchases in its repurchase liability.

The third paragraph on page 46 of the First Quarter 2011 Form 10-Q provides information about loans sold in securitization transactions with Ginnie Mae. In future filings, the Firm will revise this paragraph to state:

The Firm, in its role as servicer, may elect, but is not required, to repurchase delinquent loans securitized by Ginnie Mae, including those that have been sold back to GNMA subsequent to modification. Amounts due under the terms of these repurchased loans continue to be insured and the reimbursement of insured

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amounts is proceeding normally. Accordingly, the Firm has not recorded any repurchase liability related to these loans.

Also, in future filings, the Firm will revise footnote (b) on page 76 to state:

At June 30, 2011, and December 31, 2010, $XX billion and $3.0 billion, respectively, of loans modified subsequent to repurchase from Ginnie Mae in accordance with the standards of the appropriate government agency (i.e., FHA, VA, USDA) were excluded from loans accounted for as TDRs. When such loans perform subsequent to modification in accordance with Ginnie Mae guidelines (i.e., the borrower has made six consecutive on-time payments), they are generally sold back into Ginnie Mae loan pools. Modified loans that do not re-perform become subject to foreclosure. For additional information about sales of loans in securitization transactions with Ginnie Mae, see page XX of this Form 10-Q.

Consolidated Financial Statements

Note 13 – Loans, page 122

27.	We note your helpful breakout of junior lien versus senior lien home equity loans, the latter representing home equity loans which were the first lien on the collateral. Your disclosures on page 127 reported a total of $85 billion in home equity loans excluding PCI home equity loans of an additional $24 billion at March 31, 2011. Please respond to the following regarding your home equity loans:

•

Either in a footnote to the table or a separate line item, please provide a breakdown of your junior lien home equity loans into two buckets to quantify the amount of home equity loans where you also hold the first mortgage security interest as well as the junior lien versus the junior lien home equity loans where you do not hold the first mortgage security interest.

Following is a summary of the information requested as of December 31, 2010 (amounts represent the recorded investment in Non-PCI loans and the unpaid principal balances of PCI loans, presented in billions):

	Total Junior Lien Home Equity Loans	Junior Liens – Firm Holds the Senior Lien	Junior Liens – Firm Does Not Hold the Senior Lien
Non-PCI	$64	$2	$62
PCI	$24	$2	$22

The Firm will revise future filings to include this information.

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•	Tell us the amount of junior lien home equity loans where you act as the servicer on the first mortgage loan.

Following is a summary of the information requested as of December 31, 2010 (amounts represent the recorded investment in Non-PCI loans and the unpaid principal balances of PCI loans, presented in billions):

	Junior Liens – Firm Does Not Hold the Senior Lien	Senior Lien Serviced by the Firm	Senior Lien Not Serviced by the Firm
Non-PCI	$62	$20	$42
PCI	$22	$10	$12

•	Please tell us whether all your modification programs as part of your servicing procedures are consistently applied among all the first mortgage loans where you act as servicer.

All modification programs for first mortgage loans where the Firm acts as servicer are applied consistently across all serviced loans, subject to any requirements of or limitations imposed by the applicable servicing agreements.

Loans serviced on behalf of investors in government guaranteed securities are subject to servicing agreements that provide specific guidelines on the types of modifications that can be offered to borrowers experiencing financial difficulties.

Modification programs for loans serviced on behalf of investors in private securitizations and loans owned by the Firm are generally consistent, provided that the Firm can demonstrate that the borrower is either in default or at risk of imminent default. Proactive modification programs, which the Firm has offered in certain circumstances to high-risk borrowers who are current on their loan payments and who have a history of making on-time payments, are only offered to borrowers whose loans are owned by the Firm. Servicing agreements for government-guaranteed and private securitizations generally prohibit modifications of loans where the borrower is neither in default nor deemed to be at risk of imminent default, so such proactive modifications generally would not be allowed under these agreements.

•	Provide quantification of the amount of home equity loans within each category where there are interest only or non-amortizing features.

Following is a summary of the information requested as of December 31, 2010 categorized based on the borrowers’ selected payment type as further discussed in the Firm’s response to the Staff’s next question. The amounts in the following table represent the

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recorded investment in Non-PCI loans and the unpaid principal balances of PCI loans, presented in billions:

	Firm Holds the Senior Lien	Senior Lien Serviced by the Firm	Senior Lien Not Serviced by the Firm	Total
Non-PCI:
Interest only	$2	$15	$28	$45
Amortizing[1]	—	5	14	19

Total	$2	$20	$42	$64
PCI:
Interest only	$2	$8	$10	$20
Amortizing[1]	—	2	2	4

Total	$2	$10	$12	$24

1  Amortizing loans include:

•	home equity loans (“HELOANs”), including home equity lines of credit (“HELOCs”) that are no longer in the revolving (or “draw”) period, and

•	HELOCs for which the borrower has elected to make a minimum monthly payment of 1% of the outstanding balance.

•	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

Approximately 20% of the Firm’s owned home equity loans consists of home equity loans (“HELOANs”) and the remainder consists of home equity lines of credit (“HELOCs”).

HELOANs are generally fixed-rate, closed-end, amortizing loans, with terms ranging from 3 – 30 years. While coupon interest rates on HELOANs range from 3% - 13%, predominately all of the Firm’s HELOANs have coupon interest rates between 5% and 11%. Approximately half of the Firm’s HELOANs are first liens and the remaining loans are junior liens.

In general, the Firm’s HELOCs are open-ended, revolving loans for a ten-year period, after which time the HELOC effectively converts into a HELOAN with a 20-year amortization period. The interest rate on the HELOAN is the fully-indexed variable rate in effect at the conversion date. At the time of origination, customers typically select one of two minimum payment options that will generally remain in effect during the revolving period:

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•	Monthly payment of 1% of outstanding balance, or

•	Interest only payments based on a variable index (typically prime). Variable interest rates generally range from prime minus 50 basis points to prime plus 400 basis points.

In certain situations, a customer may be given the option to lock all or a portion of their outstanding balance into a fixed-rate amortizing loan during the revolving period. The customer may also be able to “unlock” this fixed-rate loan and revert to a variable rate payment option, also during the revolving period.

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

The Firm is able to track whether a particular senior lien loan is in default when it either owns or services that senior lien loan. For loans that the Firm neither owns nor services, the Firm has developed a process to estimate its exposure to the junior lien loans in its portfolio where the first lien position has either been modified or is in default using databases sponsored by the banking regulators.

The Firm disclosed on page 72 of its Form 10-Q for the quarter ended March 31, 2011, “In addition to delinquent accounts, the Firm monitors current junior lines where the borrower has a first mortgage loan which is either delinquent or has been modified, as such junior lien loans are considered to be at higher risk of delinquency. The portfolio contained an estimated $4 billion of such junior lien loans.” In future filings the Firm will clarify this disclosure to note that this monitoring occurs in part through an estimation process, rather than at the loan level for every loan in the portfolio.

•

Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you service the first security lien compared to those where you do not also hold or service the first lien loan. If so, consider the need to disclose and discuss the existence of such a trend.

The performance of the Firm’s second lien loans is materially consistent regardless of whether the Firm owns, services or does not service the first lien. The Firm will disclose its experience in this regard in future filings.

•

Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the second-mortgage home equity loans similar to your disclosures regarding option-ARM first mortgages.

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Based on the Firm’s information about payment activity in December 2010, of the $45 billion Non-PCI junior lien home equity loans with an interest only minimum payment option, approximately 6% of these loans are delinquent, 34% are paying the minimum payment and 60% are making an amortizing payment. Of the $20 billion PCI junior lien home equity loans with an interest only minimum payment option, approximately 14% of these loans are delinquent, 44% are paying the minimum payment and 42% are making an amortizing payment.

The payment terms of the HELOC product make it difficult to meaningfully analyze the available data. For example, borrowers may make an interest only payment in one month and then pay an amount in excess of the minimum in the following month. Similarly, it is common for borrowers who are required to make an interest only minimum to round up their payment to an even dollar amount. Therefore, borrowers do not typically pay either an interest only amount or an amount that approximates a fully-amortizing payment; instead, payment patterns cover a broad range of possibilities and are not necessarily consistent from month to month. For purposes of the analysis in the previous paragraph, an amortizing payment was determined to range from $1 more than the minimum payment to a full pay-off of the outstanding loan balance. For the Staff’s information, the Firm primarily considers two unique credit risks inherent in its HELOC portfolio. First, there is the risk that a customer who is experiencing financial difficulty continues to draw on the HELOC and the value of the collateral does not support the resulting loan amount. The Firm believes that it has managed this risk by closing or reducing undrawn HELOCs as permitted by law. Second, there is a risk that when a HELOC reaches the end of the draw period (and the HELOC effectively converts to a HELOAN with a fully-amortizing payment), the higher required payment creates an increased risk of delinquency or default. Because the majority of the Firm’s HELOCs were funded in 2005 or later, this particular risk factor should not be triggered in the near term (i.e., those draw periods do not end until 2015 or after) for the most significant portion of the HELOC portfolio. The Firm regularly evaluates both the near-term and longer-term repricing risks inherent in the HELOC portfolio to ensure that its impairment measurement and account management practices are appropriate given the portfolio risk profile.

The Firm will continue to evaluate the most meaningful way to present information about the unique risks inherent in its portfolio of junior lien HELOCs for disclosure in future filings.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

As discussed above, amortizing home equity loans generally show less favorable credit performance than interest only home equity loans.

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Residential Loans – Excluding PCI, page 128

28.	We note your tables showing the percent of 30+ days past due rates for both residential mortgages and home equity loans over the past two quarters. Tell us, and expand your disclosures in future filings to discuss, the key factors driving why you believe the junior lien home equity loans are experiencing a lower rate of delinquency than your senior lien home equity loans or your prime and subprime mortgages. Also, please discuss the factors which you believe are causing the delinquency rates for your junior lien home equity loans to decrease more quickly, as compared to the senior lien home equity loans and prime and subprime mortgages. In your proposed disclosures, please address the fact that while the percentage of nonaccrual loans to total exposure is slightly higher for senior lien home equity loans at 2% at March 31, 2011 compared to junior lien home equity loans of 1.3%, the average annual net charge-off rate of 1.08% for senior lien home equity loans is much lower than for junior lien home equity loans of 4.26% according to page 71. Discuss your expectations as to whether you believe these trends will continue and why.

As background information, the loan-to-value (“LTV”) ratios for the Firm’s junior lien home equity portfolio are weighted more toward the higher LTV buckets relative to the other residential real estate product types. In many cases where a junior lien home equity loan borrower is experiencing financial difficulty and the loan has a high LTV ratio, the Firm will neither modify the loan nor expect to be the successful bidder in a foreclosure sale since the senior lien holder will be protecting its own interest. Therefore, it is common for the Firm to fully charge-off junior lien home equity loans when they become 180 days past due since the net realizable value of the collateral is determined to be zero in these cases. This will result in a higher loss severity rate relative to other residential real estate products. In contrast, senior liens are generally charged down to the net realizable value of the collateral – not fully charged off – because in this case there typically would be some recoverable value in the underlying collateral. Once the junior lien home equity loans are fully charged off, they no longer affect the delinquency ratios, which is one reason the delinquency ratios for junior lien home equity loans are lower than the corresponding ratios for senior lien home equity loans.

As noted above, when a senior lien home equity loan borrower is experiencing financial difficulty, it often makes economic sense for the Firm to either modify the loan or to liquidate the collateral through foreclosure or otherwise. In the current environment, modification and foreclosure timelines have been lengthened, which, in turn, causes the loans to be reported as delinquent loans for longer periods of time (even though the loans are charged down to the net realizable value of the collateral once they become 180 days past due). This also has the effect of increasing delinquency rates on senior lien home equity loans relative to junior lien home equity loans.

In future filings, the Firm will provide the following additional language to introduce the table on page 128:

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The following factors should be considered in analyzing certain credit statistics applicable to the Firm’s residential real estate – excluding PCI loans portfolio: (i) junior lien home equity loans may be fully charged off when the loan becomes 180 days past due, the borrower is either unable or unwilling to repay the loan, and the value of the collateral does not support the repayment of the loan, resulting in relatively high charge-off rates for this product class, and (ii) the lengthening of loss mitigation timelines may result in higher delinquency rates for loans carried at estimated collateral value that remain on the Firm’s balance sheet.

Note 15 – Variable Interest Entities

Re-Securitizations, page 143

29.	We note that during the three months ended March 31, 2011 and December 31, 2010 you transferred approximately $9 billion and $7 billion to re-securitization VIEs, and at the end of each period, you held approximately $3 and $4 billion of interests in these VIEs, respectively. Please provide us with your accounting analysis which more fully describes the re-securitizations that took place during the three months ended March 31, 2011 and each of the three years ended December 31, 2010 and how you determined that you were not required to consolidate certain of your re-securitization trusts, including your Agency resecuritization trusts. As part of your response, please also address the following:

•	In situations where you are doing re-securitizations for your own liquidity or capital purposes, tell us whether you or any of the other parties involved have discretion over the design of the trust;

•	Tell us the types of parties that request your assistance in performing the resecuritizations, and discuss their role in the design of the trust and in the structure of the securities to be issued;

•	For re-securitizations done for customers and other third parties, describe the amounts and fees received for such activities and whether you provide any liquidity facilities to these VIEs;

•	Tell us whether you performed any re-securitizations where you did not retain a variable interest that could potentially be significant to the trust; and

•

You state on page 143 that “For other nonconsolidated private-label resecuritizations, the Firm shares control over the re-securitization VIEs (i.e., established the VIE jointly with the investors) and therefore did not have unilateral ability to direct the significant activities of the entity.” Revise your future filings to clarify whether you consolidated all your private resecuritizations, including these where you did not have the unilateral ability to direct activities. If not, disclose the amount of private re-securitizations that were not consolidated.

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Prior to the January 1, 2010 implementation of ASC 810-10-25, resecuritization trusts were considered to be qualifying special purpose entities (QSPEs) under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities; as such, these entities were not consolidated by sponsors or investors. Subsequent to the January 1, 2010 adoption of ASC 810-10-25, resecuritization trusts are considered to be variable interest entities and therefore the Firm reassessed its involvement with all resecuritization trusts for potential consolidation at the implementation date. As part of its policies and procedures, the Firm continually reassesses its involvement with resecuritization trusts for consolidation.

To determine whether consolidation of a resecuritization trust is appropriate, the Firm first considers whether it has the ability to direct the activities of the trust that most significantly influence the trust’s economic performance. As these trusts are passive in nature and do not have any significant on-going decisions, the Firm has concluded that the decisions that are made during the establishment and design of the trust are the most significant decisions that impact the economic performance of the entity.

The Firm’s consolidation analysis is largely dependent on the Firm’s role in the resecuritization. The Firm’s resecuritizations are not structured for the Firm’s own liquidity and capital purposes. They primarily involve agency mortgage backed securities and are used to create securities with optimal yield and pricing and to earn a spread. Following is a description of the Firm’s three types of involvement in resecuritizations.

•

Most resecuritizations with which the Firm is involved are client-driven transactions in which a specific client or group of clients are seeking a specific return or risk profile. Certain types of investors (for example, banks and insurance companies) desire highly rated securities, while other investors (for example, hedge funds) seek higher yielding subordinate securities for investment. These clients work with the Firm to identify securities with desired risk characteristics and pricing, and to create the most favorable structure that balances the client needs (for the tranche that the client wishes to own) with investor demand for other securities created. The Firm is able to assist in this process by sourcing securities in the market (or alternatively, sourcing them from the Firm’s trading portfolio in cases where the securities in inventory match the client’s investment needs), and assessing investor demand and pricing for any remaining interests in the resecuritization trust. The Firm does not receive fees on resecuritization transactions with which it is involved, but is compensated by earning a spread between the difference in the price of the assets purchased from the market and the price of the underlying securities issued by the resecuritization trust. For the period ended March 31, 2011, predominately all of the $9 billion of transfers to resecuritization VIEs were done as part of client-driven resecuritization transactions.

The Firm does not provide any liquidity facilities to Firm-sponsored or third-party sponsored resecuritization trusts. In many cases, the Firm does not retain any variable interest in the resecuritization trust because the Firm is able to sell all newly created securities in the initial underwriting. However, there are circumstances in which the

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Firm does hold portions of the newly created securities in inventory pending a sale to a third party.

In these client-driven transactions, the Firm has concluded that the decision-making power of the entity is shared between the Firm and its client(s), considering the joint effort and decisions in establishing the resecuritization trust and its assets, as well as the significant economic interest the client holds in the resecuritization trust. Because the Firm does not have the unilateral ability to direct the most significant activities of the resecuritization trust (and, in some cases, also does not own an interest that could be potentially significant) the Firm is not considered the primary beneficiary and does not consolidate the resecuritization trust.

•

In more limited circumstances, the Firm structures a resecuritization independently and not in conjunction with specific clients because the Firm identifies an opportunity to purchase securities (or use securities held in its trading portfolio) and create inventory of re-tranched securities to offer to clients. In these transactions, the Firm may hold a beneficial interest in the resecuritization trust for a period of time pending sale to a third party. In these circumstances, the Firm understands it is deemed to have the unilateral ability to direct the most significant activities of the resecuritization trust because of the decisions made during the establishing and design of the trust, and therefore would consolidate the trust if the Firm also holds an interest that could be potentially significant.

•

Finally, the Firm may invest in beneficial interests of third-party securitizations and generally purchases these interests in the secondary market. For investments made in third-party sponsored resecuritizations, the Firm is either not involved in the initial design of the trust at all (for example, where the Firm purchases securities in the secondary market), or the Firm is involved with an independent third party sponsor and demonstrates shared power over the creation of the resecuritization trust. In both cases (and considering the size of the Firm’s interests held), the Firm concluded that the Firm does not have unilaterally ability to direct the significant activities of the resecuritization trust and therefore does not consolidate the trust.

In future filings, the Firm will disclose the total assets of Firm sponsored private-label re-securitizations that are not consolidated as a result of the Firm either not having the unilateral ability to direct the activities of the trust or the Firm not holding a beneficial interest in the trust that could potentially be significant. This amount was $3.7 billion as of March 31, 2011.

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Note 23 – Litigation

Mortgage Foreclosure Investigations and Litigation, page 165

30.	You disclose that JPMorgan Chase Bank NA and JPMorgan Chase & Co. entered into a Consent Order with the Office of Comptroller of the Currency Federal Reserve Board, respectively. Please revise your disclosure in future filings to more specifically describe the affirmative and corrective actions that you have agreed to undertake. Please discuss the steps taken versus those yet to be taken to comply with such actions and describe any material impact on your future operations.

The Firm will provide disclosure in its future filings concerning the status of its compliance with the Consent Orders, including information regarding the corrective actions that it has taken, or that it is required to take and not yet taken, as well as disclosure concerning any material impact of such actions on the Firm’s operations.

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Louis Rauchenberger

Louis Rauchenberger Corporate Controller